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SEC FILE NUMBER
8-45136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AUERBACH GRAYSON & COMPANY INCORPORATED **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – 16TH FLOOR

NEW YORK, **NEW YORK** **10036**

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Director **(212) 557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AUERBACH GRAYSON & COMPANY INCORPORATED
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

OATH OR AFFIRMATION

I, ***JONATHAN AUERBACH***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AUERBACH GRAYSON & COMPANY INCORPORATED**, as of **DECEMBER 31, 2005***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 2009

X ____________________
Signature
Managing Director
____
Title

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JONATHAN AUERBACH,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***AUERBACH GRAYSON & COMPANY INCORPORATED,*** as of ***DECEMBER 31, 2005***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Managing Director

(Title)

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 20 09

(Notary Public)

AUERBACH GRAYSON & COMPANY INCORPORATED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,582,407
Securities owned - at market value (Note 3)	159,442
Due from broker	343,494
Commissions receivable	831,037
Equipment, leasehold improvements and organization expense - net of accumulated depreciation of $103,172 (Note 2e and 4)	457,766
Other assets	296,297
Total assets	$ 3,670,443

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 507,800
Total liabilities	507,800
Commitments and Contingencies (Notes 5 and 8)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	1,843,292
Minority intererst	335,942
Stockholders' equity (Note 9)	
Common stock	
Class "A", par value $.01 per share	
Authorized: 2,857 shares	
Issued and outstanding: 1,821 shares	18
Class "B", par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 426 shares	5
Additional paid-in capital	1,257,949
Retained earnings	(274,563)
Total stockholders' equity	983,409
Total liabilities and stockholders' equity	$ 3,670,443

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Auerbach Grayson & Company Incorporated and Subsidiary (The "Company"), a Delaware Corporation, is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provides that the company carry no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker, holds no funds or securities or owes no money or securities to customers and effectuates all financial transactions with its customers through a bank account designated as "Special Accounts for the Exclusive Benefit of Customers."

Note 2- Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the Company and its minority-owned subsidiary company, after elimination of all material intercompany accounts, transactions, and profits.

Investee companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over are accounted for under the consolidation method of accounting. Under this method, an Investee company's balance sheet and results of operations are reflected within the company's Consolidated Financial Statements. Minority interests in the net assets and earnings or losses of a consolidated Investee are reflected in the caption "Minority interest" in the Company's Consolidated Balance Sheet and Statement of Operations. Minority interest adjusts the Company's consolidated results of operations to reflect only the Company's share of the earnings or losses of the consolidated Investee company. Upon dilution of control below 50%, the accounting method is adjusted to the equity of cost method of accounting, as appropriate, for subsequent periods.

b) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

Note 2- Summary of Significant Accounting Policies (Continued)

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

e) ***Depreciation and Amortization***

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Organization expense is amortized over five years using the straight-line method.

f) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Securities Owned - At Market Value:

Securities owned at quoted market values, are summarized as follows:

	Owned
Common stock	$159,442

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2005 are summarized as follows:

Furniture and equipment	$166,222
Leasehold improvements	132,021
Organization expense	262,695
	560,938
Less: Accumulated depreciation	(103,172)
	$457,766

Note 5- Commitments and Contingencies

Office Lease
The company leases two premises with one lease expiring October 31, 2007, and the second lease expiring July 31, 2015. The Company has sublet the first premises through the expiration period at a rate of $212,240 per annum. At December 31, 2005, the minimum rental commitments before escalations under the leases are as follows:

Year	Amount
2006	$834,230
2007	$987,956
2008	$510,131
2009	$522,884
2010	$535,956
Thereafter	$2,887,590

The Company has established a letter of credit that expires August 1, 2115, in the amount of $242,775. As of December 31, 2005, none of this amount has been drawn upon by the Company.

Note 6- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2005, the Company contributed $56,607.

Note 7- Liabilities Subordinated to the Claims of General Creditors

The Company borrowed $1,332,500, under subordinated agreements, for a period of three years. Under terms of the agreements, the Company will accrue interest, which will be considered additional subordinated capital, at a rate of 20% per annum. The amount due at maturity is $2,112,000.

The subordinated loans, approved by the National Association of Securities Dealers, Inc., mature as follows:

Maturity Date	Original Principal	Accrued Interest	Amount Due at Maturity
February 13, 2007	$1,332,500	$779,500	$2,112,000

Note 7- Liabilities Subordinated to the Claims of General Creditors (continued)

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 9- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company's net capital of $1,906,069 was $1,806,069 in excess of its required net capital of $100,000. The Company's net capital ratio was 26.64%.

A copy of the Company's Consolidated Statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Auerbach Grayson & Company Incorporated and Subsidiary
25 West 45th Street – 16th Floor
New York, N.Y. 10036

We have audited the accompanying consolidated statement of financial condition of Auerbach Grayson & Company Incorporated and Subsidiary as of December 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson & Company Incorporated and Subsidiary as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2006